Exhibit 99.1

Sun Life Capital Trust confirms redemption of Sun Life ExchangEable Capital Securities-Series A

TORONTO, Jan. 3, 2012 /CNW/ - Sun Life Capital Trust, a subsidiary of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF), announced today that on December 31, 2011, it completed the redemption of all of its outstanding $950 million principal amount of Sun Life ExchangEable Capital Securities-Series A.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2011, the Sun Life Financial group of companies had total assets under management of $459 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

%CIK: 0001097362

For further information:
Media Relations Contact:	Investor Relations Contact:
Frank Switzer	Phil Malek
Vice-President	Vice-President
Corporate Communications	Investor Relations
Tel: 416-979-4086	Tel: 416-979-4198
frank.switzer@sunlife.com	investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 11:06e 03-JAN-12